SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	February 24, 2004 at 07.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Franklin Resources, Inc. has increased its shareholding in Stora Enso

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj was informed on 20 February 2004 that the shares in the Company held by the mutual funds of Franklin Resources, Inc. had exceeded 5% of the paid-up share capital on 17 February 2004.

With reference to Chapter 2, paragraph 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance, Stora Enso Oyj is reporting that as of 17 February 2004 the shareholding of Franklin Resources, Inc. is as follows:

Franklin Resources, Inc.	Number of shares	% of shares	% of votes
Series R shares	45 391 907	5.25	1.82

In addition, voting rights held by affiliated advisers of Franklin Resources, Inc. under account management agreements equal to 0.91% of the total voting rights.

The holding of Franklin Resources, Inc. has been calculated according to the share capital registered on 17 February 2004.

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: February 24, 2004